Mail Stop 4561

February 12, 2007

Mr. Richard Eppich
President, Enterra Systems Inc.
11 – 1583 Pemberton Avenue
North Vancouver, British Columbia
Canada V7P 2S4

By U.S. Mail and facsimile to 604-687-6314

> **Re: Enterra Systems Inc**
> **Registration Statement on Form SB-2**
> **Amendment No. 4**
> **Filed February 1, 2007**
> **File No. 333-131869**

Dear Mr. Eppich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Expand the first sentence to state the registered share amount as a percentage of your current outstanding shares.

2. Briefly describe the convertible credit arrangement with C.M.M.G..

Private Placements and Convertible Credit Facility

C.M.M.G. – Convertible Credit Facility, November 29, 2005, page 13

3. Expand to illustrate how the $0.91 conversion rate operates, clarifying how
    the price was determined.

4. Discuss Enterra's intention and ability to make any note payments or to pay at
    maturity.

Selling Stockholders, page 14

5. Here or in another appropriate place, provide a description of C.M.M.G.'s
    business and disclose any prior transactions between Enterra and both
    C.M.M.G. and Pasquale Cusano.

Plan of Distribution, page 15

6. Please clarify the somewhat contradictory statements in the first paragraph
    that selling shareholders do not intend to sell before the shares are quoted on
    the OTC Bulletin Board and that until the shares are quoted they may sell at
    the $1.15 price.

Changes in Control, page 20

7. State the percentage of the money available under the convertible credit
    facility that Enterra has drawn down and its intention regarding any
    remainder.

Liquidity and Capital Resources

Cash Flows and Financing Activities, page 28

8. If any of the amounts listed are from the convertible credit facility with
    C.M.M.G., quantify those amounts.

Market for Common Equity…, page 32

9. Please advise us of the status of your listing application and efforts to obtain a
    market maker to sponsor the registered securities for trading on the OTC
    Bulletin Board or other public trading market.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz at (202) 551-3484 or Lisa Haynes at 202-551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Financial Analyst

cc: Bernard Pinsky
        Clark Wilson LLP Suite 800
         885 West Georgia Street
        Vancouver, British Columbia
        Canada V6C 3H1